Exhibit 99.3

U.S. Securities and Exchange Commission

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q2/09	Q1/09(1)	For the Six Months Ended Q2/09	For the Year Ended October 31. 2008
Return on Assets(2)	0.02%	0.49%	0.27%	0.66%
ROE	- 0.3%	10.6%	5.2%	16.2%
Dividend Payout Ratio	n.m.	91%	187%	66%
Equity to Asset Ratio(2)	5.53%	4.88%	5.12%	4.37%

(1)	U.S. GAAP ratios restated to reflect certain corrections to previously reported ratios.
(2)

Previously reported Return on Assets and Equity to Asset Ratio restated to reflect changes in presentation to offset fair value amounts of derivative instruments. Refer to the Offsetting of amounts related to certain contracts section in Note 18 to our unaudited Interim Consolidated Financial Statements for period ended April 30, 2009 for more information.

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.